AMERICAN ELECTRIC POWER COMPANY, INC.
FORM U5S-ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2001




File No. 30-150
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                    SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.


                               AMENDMENT NO. 1
                                     TO

                                  FORM U5S
                                ANNUAL REPORT






                    For the year ended December 31, 2001









        Filed Pursuant to the Public Utility Holding Company Act of 1935
                                       by









                    AMERICAN ELECTRIC POWER COMPANY, INC.
                   1 Riverside Plaza, Columbus, Ohio 43215




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This Amendment No. 1 to the American Electric Power Company, Inc. Form U5S
Annual Report for the year ended December 31, 2001, is being filed to update
Item 10 to include companies that were not previously included in American Electric Power Company, Inc.'s Form U5S filed on April 29, 2002.


                            TABLE OF CONTENTS


ITEM 10.    FINANCIAL STATEMENTS AND EXHIBITS                         PAGE  3





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ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

Financial statements for certain American Electric Power Company, Inc. subsidiaries are being filed confidentially pursuant to Rule 104. These financial statements for certain subsidiaries listed below were not included in American Electric Power Company, Inc.'s Form U5S filed on April 29, 2002.


AEP Communications, Inc.
AEP Communications, LLC
AEP Fiber Venture, LLC
AEP Investments, Inc.
AEP Delaware Investment Company
AEPR Global Investments B.V.
AEP Holdings II CV
AEP Energy Services (Austria) GmbH
AEP Energy Services (Switzerland) GmbH
AEP Energy Services GmbH AEPR Global Ventures, B.V.
Energia de Mexicali, S de RL de CV
AEP Memco LLC
AEP Elmwood LLC
Conlease, Inc.
AEP Resources Limited
AEP Energy Services Gas Holding Company
Energia Azteca VIII S. de R.L. de C.V.
AEP Resources Limited
AEP Energy Services Gas Holding Company
AEP Energy Services Gas Holding Company II, LLC
Caddis Partners, LLC
AEP Energy Services Ventures III, Inc.
HPL Holdings Inc.
AEP Gas Marketing, LP
HPL GO, LLC
HPL Resources Company LP
Houston Pipe Line Company LP
AEP Energy Services Investments, Inc.
LIG Pipeline Company
LIG, Inc.
LIG Chemical Company
LIG Liquids Company, LLC
Tuscaloosa Pipeline Company
Louisiana Intrastate Gas Company, LLC
AEP Energy Services Ventures, Inc.
Jefferson Island Storage & Hub LLC
AEP Energy Services Ventures II, Inc.
AEP Resources International, Limited
NGLE Pushan Power, LDC
AEP Resources Project Management Company, Ltd.
AEP Resource Services, LLC
Ventures Lease Co., LLC
Indiana-Kentucky Electric Corporation
C3 Communications, Inc.
CSWC TeleChoice Management, Inc.
CSWC TeleChoice, Inc.
CSW Energy Inc.
AEP Wind GP, LLC
AEP Wind LP, LLC
Polk Power GP, Inc.
CSW Mulberry II, Inc.

CSW Mulberry, Inc.
Noah I Power GP, Inc.
Noah I Power Partners, LP
Orange Cogeneration G.P. Inc.
Orange Cogen Funding Corp.
CSW Orange II, Inc.
CSW Orange, Inc.
CSW Development-II, Inc.
CSW Sweeny GP, Inc.
CSW Sweeny GP II, Inc.
CSW Sweeny LP II, Inc.
Industry and Energy Associates, LLC
CSW Eastex GP I, Inc.
CSW Eastex GP II, Inc.
CSW International, Inc.
CSWI Europe Limited
CSW UK Finance Company
CSW International, Inc. (a Cayman Island Company)
Chile Energy Holdings, LLC
Latin American Energy Holdings, Inc.
CSW International Energy Development Ltd.
Octagon, Inc.
Numanco, LLC
Sun Technical Services, Inc.
Calibration and Testing Corporation
National Environmental Services Technology, LLC
REP Holdco, Inc.



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                                    SIGNATURE

         The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                               AMERICAN ELECTRIC POWER COMPANY, INC.

                                     By:   /s/ Armando A. Pena
                                        ------------------------

                                            Armando A. Pena
                                               Treasurer

October 11, 2002